SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Nuveen Enhanced Floating Rate Income Fund

Address of Principal Business Office:

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number: (800) 257-8787

Name and address of agent for service of process:

Mark L. Winget

Vice President and Secretary

Nuveen Enhanced Floating Rate Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies to:

Joel D. Corriero

Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, Pennsylvania 19103

Eric F. Fess

Chapman and Cutler LLP

111 West Monroe

Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    ☒  YES    ☐  NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 21st of November, 2023.

Nuveen Enhanced Floating Rate Income Fund

/s/ Mark L. Winget
Mark L. Winget, Vice President and Secretary

/s/ David J. Lamb
David J. Lamb, Chief Administrative Officer

Attest:

/s/ Celeste Clayton
Celeste Clayton